Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 15, 2016, relating to (1) the consolidated financial statements of MannKind Corporation and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern), and (2) the effectiveness of MannKind Corporation and subsidiaries’ internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in the Annual Report on form 10-K of MannKind Corporation for the year ended December 31, 2015.

/s/ Deloitte & Touche LLP

Stamford, CT

August 29, 2016